Mail Stop 6010

March 6, 2007

Douglas Keller
Chief Financial Officer
Innovex, Inc.
5540 Pioneer Creek Drive
Maple Plain, MN 55359

> **Re:** **Innovex, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2006**
> **Filed December 8, 2006**
> **Form 8-K Filed January 19, 2007**
> **File No. 000-13143**

Dear Mr. Keller:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year-Ended September 30, 2006

Item 8. Financial Statements and Supplementary Data, page 32

Note A – Summary of Significant Accounting Policies, page 39

Principles of Consolidation and Fiscal Year, page 39

1.   We note that although your fiscal years end on the Saturday nearest to September 30th, you present consolidated balance sheets and income statements as of and for the periods ended September 30, 2006, 2005 and 2004 for "clarity of presentation."

   ·   Please tell us the exact date of each of your last three fiscal year ends and clearly explain the adjustments you made in order to present the information as of September 30th of each year.
   ·   Tell us why management believes such presentation is appropriate.
   ·   Please have your auditors explain why they believe that the audit reports, opining on consolidated balance sheets dated September 30, 2006 and 2005 and income statements and cash flows for the three years ended September 30, 2006, although the actual period ended on different days and covered different periods, are appropriate and complies with Article 2 of Regulation S-X and PCAOB standards.

Note L – Restructuring Charges, page 49

2.   Please expand your restructuring discussion in future filings (including your next Form 10-Q) to fully comply with the disclosure requirements of paragraph 20 of SFAS 146, paragraph 26 of SFAS 144 and SAB Topic 5-P until the restructuring activity is complete. Specifically revise future filing to disclose:

   ·   The total amount expected to be incurred in connection with the restructuring activity, the amount incurred in the period and the cumulative amount incurred to date.
   ·   The impact of the restructuring cost on future operating results and liquidity. If cost savings have been offset by increases in other costs or decreases in revenues, describe and quantify these events. This may be provided in MD&A.
   ·   A description of the impaired assets and the method used to determine fair value. Note if you refer to an independent appraisal, you should name the independent appraisal firm. In addition, if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to identify the appraisal firm in the "Experts" section and include its consent in the registration statement.

Form 8-K filed January 16, 2007

3.   We note the non-GAAP information, revenue excluding pass through material
        and net loss and net loss per share excluding restructuring charges, included in the
        press release furnished in the Form 8-K filed January 16, 2007. Your non-GAAP
        presentation does not appear consistent with our guidance and requirements on
        such presentation. Please address the following:

        · Please tell us what is meant by "excluding pass through material" and how it
          is calculated. Also, explain the types of revenue transactions it represents.
        · Your presentation lacks substantive disclosure that is addressed in Question 8
          of the FAQ dated June 13, 2003. For example, the disclosure does not explain
          the economic substance behind management's decision to use the measures
          and why you believe the measures provide additional insight into your
          financial results. Additionally, you do not provide any discussion regarding
          the material limitations associated with each measure or the manner in which
          management compensates for such limitations.
        · Revise future filings as necessary.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

        · the company is responsible for the adequacy and accuracy of the disclosure in
          the filing;
        · staff comments or changes to disclosure in response to staff comments do not
          foreclose the Commission from taking any action with respect to the filing;
          and
        · the company may not assert staff comments as a defense in any proceeding
          initiated by the Commission or any person under the federal securities laws of
          the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Douglas Keller
Innovex, Inc.
March 6, 2007
Page 4

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3554 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela Crane
Branch Chief